UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)1

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 1 03

(CUSIP Number)

Alfred M. Rankin, Jr. 5875 Landerbrook Drive Cleveland, Ohio 44124-4017 (216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 10 3	Schedule 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO — See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,071
	8	SHARED VOTING POWER 540,602
	9	SOLE DISPOSITIVE POWER 209,071
	10	SHARED DISPOSITIVE POWER 540,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO — See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,322
	8	SHARED VOTING POWER 464,649
	9	SOLE DISPOSITIVE POWER 29,322
	10	SHARED DISPOSITIVE POWER 464,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,400
	8	SHARED VOTING POWER 39,162
	9	SOLE DISPOSITIVE POWER 23,400
	10	SHARED DISPOSITIVE POWER 377,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO — See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 285,100
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 728,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,783
	8	SHARED VOTING POWER 45,621
	9	SOLE DISPOSITIVE POWER 4,783
	10	SHARED DISPOSITIVE POWER 489,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 348,822
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO — See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,162
	8	SHARED VOTING POWER 23,400
	9	SOLE DISPOSITIVE POWER 39,162
	10	SHARED DISPOSITIVE POWER 361,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO — See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,920
	8	SHARED VOTING POWER 455,698
	9	SOLE DISPOSITIVE POWER 52,920
	10	SHARED DISPOSITIVE POWER 455,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO — See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 344,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	Schedule 13D/A	Page 11 of 15 Pages

This Amendment No. 19 to Schedule 13D (this “Amendment No. 19”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”), as amended on February 14, 2006 (the “Amendment No. 13”), as amended on February 14, 2007 (the “Amendment No. 14”), as amended on February 14, 2008 (the “Amendment No. 15”), as amended on February 13, 2009 (the “Amendment No. 16”), as amended on February 16, 2010 (the “Amendment No. 17”) and as amended on February 14, 2011 (the “Amendment No. 18”) (collectively, the “Filings”). This Amendment No. 19 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2.	Identity and Background

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Thomas T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin’s address is 214 Banbury Rd., Richmond, Virginia 23221. Mr. Rankin is retired.

The statements under the heading Julia L. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Julia Rankin Kuipers. Mrs. Kuipers’ address is 36669 Cedar Rd., Gates Mills, Ohio 44040. Mrs. Kuipers is employed as an education specialist.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings is hereby deleted and replaced in its entirety by the following:

Pursuant to the Act and the regulations thereunder, the Reporting Persons may be deemed as a group to beneficially own 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 5.0% of the outstanding Class A Common as of December 31, 2011.

The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 18,400 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (b) shares with PNC Bank, N.A. (“PNC”) the power to vote and dispose of 27,008 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (c) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (d) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV; (e) has the sole power

CUSIP No. 629579 10 3	Schedule 13D/A	Page 12 of 15 Pages

to vote and dispose of 144,911 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (f) shares with PNC the power to vote and dispose of 30,000 shares of Class A Common held in a revocable trust for the benefit of his mother; (g) has the sole power to vote and dispose of 14,160 shares of Class A Common held in an individual retirement account; (h) is deemed to share with his spouse (Victoire Rankin) the power to vote and dispose of 21,006 shares of Class A Common owned by his spouse; (i) shares with his brother (Bruce T. Rankin) the power to vote and dispose of 621 shares of Class A Common held in trust for the benefit of that brother; and (j) has the sole power to vote and dispose of 50,000 shares of Class A Common under the Alfred M. Rankin, Jr. 2011 Grantor Retained Annuity Trust, with himself as trustee and for his benefit. Collectively, the 749,673 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.1% of the Class A Common outstanding as of December 31, 2011.

The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety by the following:

Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 29,322 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share, as trustee, the power to vote and dispose of 10,527 shares of Class A Common held in trust for the benefit of his son (Claiborne R. Rankin, Jr.); (c) is deemed to share, as trustee, the power to vote and dispose of 5,772 shares of Class A Common held in trust for the benefit of his daughter (Julia Rankin Kuipers); (d) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 4,783 shares of Class A Common owned by his spouse; (e) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (f) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 493,971 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 7.3% of the Class A Common outstanding as of December 31, 2011.

The eleventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr. is hereby deleted and replaced in its entirety by the following:

John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 23,400 shares of Class A Common held by Mr. Butler, including (i) 16,251 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in his individual retirement account, (iii) as trustee, 2,252 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler) and (iv) as trustee, 2,097 shares of Class A Common held in a trust for the benefit of his minor son (Griffin B. Butler); and (c) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 39,162 shares of Class A Common beneficially owned by his spouse. Collectively, the 400,857 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2011.

The fifteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety by the following:

Victoire G. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 21,006 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 18,400 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 27,008 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (e) is deemed to share with her spouse the power to vote and dispose of 144,911 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (f) is deemed to share with her spouse the power to vote and dispose of an additional 14,160 shares of Class A Common held by her spouse in an

CUSIP No. 629579 10 3	Schedule 13D/A	Page 13 of 15 Pages

individual retirement account; (g) is deemed to share with her spouse the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L.T. Rankin because her spouse is a co-trustee of such trust; (h) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV; (i) is deemed to share with her spouse the power to vote and dispose of 621 shares of Class A Common held in a trust for the benefit of his brother (Bruce T. Rankin) because her spouse is trustee of such trust; and (j) is deemed to share with her spouse the power to vote and dispose of 50,000 shares of Class A Common under the Alfred M. Rankin, Jr. 2011 Grantor Retained Annuity Trust, with her spouse as trustee and for his benefit. Collectively, the 749,673 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 11.1% of the Class A Common outstanding as of December 31, 2011.

The seventeenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin is hereby deleted and replaced in its entirety by the following:

Chloe O. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 29,322 shares of Class A Common held by a revocable trust created for the benefit of her spouse; (c) is deemed to share with her spouse the power to vote and dispose of 10,527 shares of Class A Common owned by a trust created for the benefit of her son (Claiborne R. Rankin, Jr.) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 5,772 shares of Class A Common held in a trust for the benefit of her daughter (Julia Rankin Kuipers) because her spouse is trustee of such trust; (e) has the sole power to vote and dispose of 4,783 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Mrs. Rankin; and (f) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 493,971 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 7.3% of the Class A Common outstanding as of December 31, 2011.

The twenty-third paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) shares the power to vote and dispose of 10,527 shares of Class A Common held in a trust created under the Agreement, dated August 25, 2000, for his benefit with his father (Claiborne R. Rankin), as trustee. Collectively, the 348,822 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.1% of the Class A Common outstanding as of December 31, 2011.

The twenty-fourth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Helen R. Butler is hereby deleted and replaced in its entirety by the following:

Helen R. Butler. Mrs. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 23,400 shares of Class A Common held by Mr. Butler, including (i) 16,251 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account, (iii) 2,252 shares of Class A Common held in a trust for the benefit of her minor daughter (Clara R. Butler) for which her spouse is trustee, and (iv) 2,097 shares of Class A Common held in a trust for the benefit of her minor son (Griffin B. Butler) for which her spouse is trustee; and (c) has sole power to vote and dispose of 39,162 shares of Class A Common. Collectively, the 400,875 shares of Class A Common beneficially owned by Mrs. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2011.

CUSIP No. 629579 10 3	Schedule 13D/A	Page 14 of 15 Pages

Item 7.	Material to be Filed As Exhibits

Item 7 of the Filings is hereby amended by adding the following:

Exhibit 9	Joint Filing Agreement.

[Signatures begin on the following page.]

CUSIP No. 629579 10 3	Schedule 13D/A	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

REPORTING PERSONS

Name:	Rankin Management, Inc.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President, on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.